Semiannual Report

DECEMBER 31, 2007

Waddell & Reed Advisors Retirement Shares



CONTENTS

President's Letter

December 31, 2007



DEAR SHAREHOLDER:

It's been a volatile six months for investors, with both good and bad news hitting close to home. The negatives can be found in daily headlines: a level of weakness in the U.S. housing market not seen since 1990–1991, a credit crunch driven by an implosion of the subprime mortgage market, record high energy and commodity prices, softness in corporate earnings and the increased possibility of a recession in the year ahead.

The positives are more subtle: exports are booming, the job market in the U.S. is healthy, farmers are enjoying great prices for corn, wheat and soybeans, alternative energy and related technologies are booming and tourists are flocking to our shores to take advantage of our cheap currency to shop. Corporate merger activity has also been fairly brisk.

Surprisingly, the long-term U.S. bond market has been remarkably strong. Despite the potential to trigger higher inflation and further weaken the U.S. dollar, since September the Federal Reserve has cut its short-term interest rate target three times. The Fed's goals have been to maintain market liquidity and allay fears banks have about lending both to each other and customers with anything less than perfect credit scores.

Enclosed is our report on Waddell & Reed Advisors Retirement Shares, Inc. operations for the six months ended December 31, 2007. For the six-month period, the S&P 500 Index fell 1.37 percent while the Lehman Brothers Aggregate Bond Index rose 5.94 percent. As shown in the Economic Snapshot table on page four, consumer prices rose at a 4.10 percent annual rate for the period.

Sector performance varied

The weak results for the overall U.S. stock market – as represented by the S&P 500 – mask the considerable positive opportunities we saw across some sectors and the severe correction in other sectors. Many consumer staples and energy stocks offered positive returns for the period as oil prices flirted with $100 a barrel. Meanwhile, many financial stocks were down more than 20 percent, stung by commitments to subprime mortgages and other poorly performing investments. In some cases, infusions of foreign capital have been needed to resolve problems.

I'm pleased to report that the overall financial health of the Waddell & Reed organization is strong. In our 70th year we achieved an exceptional level of internal growth and delivered high quality service to investors.

Economic Snapshot		
	12-31-2007	6-30-2007
U.S. unemployment rate	5.00%	4.60%
Inflation (U.S. Consumer Price Index)	4.10%	2.70%
U.S. GDP	0.60%	3.40%
30-year fixed mortgage rate	5.96%	6.63%
Oil price per barrel	$96.00	$70.68

All government statistics shown are subject to periodic revision.

Sources: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As we look forward, while past performance is no guarantee of future results, presidential election years historically have been positive for investors. However, we recommend a strong level of caution in 2008, as we believe that the range of financial outcomes for investors is wide. Whoever holds the reigns of power in Congress and the White House will have many long-term structural issues to manage here and abroad which are likely to have substantial economic implications.

As always, we believe that maintaining a well-rounded portfolio is an essential element for securing your long-term financial future. In both politics and investing, it may be wise to remember that nothing – good or bad – can ever be assured.

Our commitment

As investment managers, we consistently focus on offering you strategies that emphasize participation in positive markets, as well as a very strong effort to manage risk. We will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

RETIREMENT SHARES

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2007.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended December 31, 2007	Beginning Account Value 6-30-07	Ending Account Value 12-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,022.60	1.17%	$ 5.97
Class B.	1,000	1,018.90	2.16	11.00
Class C	1,000	1,018.80	2.07	10.50
Class Y.	1,000	1,025.00	0.88	4.46
Based on 5% Return[2]				
Class A.	$1,000	$1,019.29	1.17%	$ 5.96
Class B.	1,000	1,014.30	2.16	10.98
Class C	1,000	1,014.80	2.07	10.48
Class Y.	1,000	1,020.79	0.88	4.45

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2007, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF RETIREMENT SHARES

Portfolio Highlights

On December 31, 2007, Waddell & Reed Advisors Retirement Shares, Inc. had net assets totaling $583,663,009 invested in a diversified portfolio of:

77.78%	Domestic Common Stocks
17.02%	Foreign Common Stocks
3.05%	Cash and Cash Equivalents
1.29%	Preferred Stocks
0.86%	United States Government and Government Agency Obligations

Asset Allocation

As a shareholder of the Fund, for every $100 you had invested on December 31, 2007, your Fund owned:



Stocks	**$94.80**
Energy Stocks	$21.69
Technology Stocks.	$21.57
Raw Materials Stocks	$11.22
Financial Services Stocks	$ 8.95
Miscellaneous Stocks[1].	$ 8.86
Consumer Durables Stocks	$ 4.39
Capital Goods Stocks	$ 3.89
Business Equipment and Services Stocks	$ 3.86
Multi-Industry Stocks	$ 3.78
Transportation Stocks	$ 3.41
Consumer Services Stocks	$ 3.18
Cash and Cash Equivalents	**$ 3.05**
Preferred Stocks.	**$ 1.29**
Bonds	**$ 0.86**
United States Government and Government Agency Obligations. . . .	$ 0.86

(1)Includes $2.45 Consumer Nondurables Stocks, $2.12 Health Care Stocks, $2.08 Retail Stocks and $2.21 Shelter Stocks.

The Investments of Retirement Shares

December 31, 2007   (Unaudited)

COMMON STOCKS	Shares	Value
Air Transportation – 0.84%		
AMR Corporation*	350,000	$ 4,910,500
Aircraft – 3.06%		
Boeing Company (The)	130,000	11,369,800
United Technologies Corporation	85,000	6,505,900
		17,875,700
Apparel – 1.31%		
Coach, Inc.*	250,000	7,645,000
Beverages – 1.14%		
Hansen Natural Corporation*	150,000	6,625,500
Business Equipment and Services – 0.85%		
Bucyrus International, Inc., Class A	50,000	4,964,750
Capital Equipment – 2.89%		
Caterpillar Inc.	110,000	7,981,600
Joy Global Inc.	135,000	8,876,925
		16,858,525
Chemicals – Specialty – 0.88%		
Albemarle Corporation	125,000	5,156,250
Communications Equipment – 4.61%		
Cisco Systems, Inc.*	275,000	7,440,125
CommScope, Inc.*	140,000	6,889,400
Marvell Technology Group Ltd.*	350,000	4,898,250
Nokia Corporation, Series A, ADR	200,000	7,678,000
		26,905,775
Computers – Main and Mini – 0.69%		
Xerox Corporation*	250,000	4,047,500
Computers – Micro – 3.93%		
Apple Inc.*	45,000	8,913,375
Dell Inc.*	350,000	8,583,750
Sun Microsystems, Inc.*	300,000	5,430,000
		22,927,125
Computers – Peripherals – 3.29%		
Adobe Systems Incorporated*	200,000	8,552,000
Lawson Software, Inc.*	600,000	6,144,000
Oracle Corporation*	200,000	4,510,000
		19,206,000
Consumer Electronics – 1.75%		
Research In Motion Limited*	90,000	10,204,650

See Notes to Schedule of Investments on page 12.

The Investments of Retirement Shares

COMMON STOCKS (Continued)	Shares	Value
Defense – 1.37%		
General Dynamics Corporation	90,000	**$ 8,009,100**
Electronic Components – 3.86%		
Broadcom Corporation, Class A*	190,000	4,961,850
MEMC Electronic Materials, Inc.*	110,000	9,733,900
Microchip Technology Incorporated	125,000	3,929,375
PMC-Sierra, Inc.*	600,000	3,930,000
		22,555,125
Electronic Instruments – 0.76%		
Applied Materials, Inc.	250,000	**4,432,500**
Finance Companies – 0.76%		
Blackstone Group L.P. (The)	200,000	**4,426,000**
Forest and Paper Products – 2.21%		
Sealed Air Corporation	175,000	4,049,500
Weyerhaeuser Company	120,000	8,848,800
		12,898,300
Health Care – Drugs – 0.99%		
Gilead Sciences, Inc.*	125,000	**5,752,500**
Health Care – General – 1.13%		
Zimmer Holdings, Inc.*	100,000	**6,615,000**
Hotels and Gaming – 3.18%		
Las Vegas Sands, Inc.*	60,000	6,183,000
Pinnacle Entertainment, Inc.*	225,000	5,301,000
Starwood Hotels & Resorts Worldwide, Inc.	160,000	7,044,800
		18,528,800
Mining – 5.69%		
Cameco Corporation	190,000	7,563,900
Freeport-McMoRan Copper & Gold Inc., Class B	85,000	8,707,400
Rio Tinto plc, ADR	19,000	7,978,100
Southern Copper Corporation	85,000	8,936,050
		33,185,450
Motor Vechiles – 2.64%		
Ford Motor Company*	1,300,000	8,749,000
Honda Motor Co., Ltd., ADR	200,000	6,628,000
		15,377,000
Multiple Industry – 3.78%		
Deutsche Borse AG	80,000	15,790,166
UAL Corporation*	175,000	6,248,375
		22,038,541

See Notes to Schedule of Investments on page 12.

The Investments of Retirement Shares

COMMON STOCKS (Continued)	Shares	Value
Non-Residential Construction – 1.00%		
Fluor Corporation	40,000	$ 5,828,800
Petroleum – Canada – 0.75%		
Acergy S.A., ADR	200,000	4,390,000
Petroleum – Domestic – 8.88%		
Bill Barrett Corporation*	175,000	7,327,250
Delta Petroleum Corporation*	650,000	12,278,500
Goodrich Petroleum Corporation*	225,000	5,089,500
Holly Corporation	125,000	6,361,250
McMoRan Exploration Co.*	500,000	6,545,000
Sunoco, Inc.	100,000	7,244,000
Valero Energy Corporation	100,000	7,003,000
		51,848,500
Petroleum – International – 4.75%		
Apache Corporation	115,000	12,367,100
Marathon Oil Corporation	100,000	6,086,000
Ultra Petroleum Corp.*	130,000	9,295,000
		27,748,100
Petroleum – Services – 7.31%		
Halliburton Company	150,000	5,686,500
ION Geophysical Corporation*	400,000	6,312,000
National Oilwell Varco, Inc.*	110,000	8,080,600
Transocean Inc.	105,000	15,030,750
Weatherford International Ltd.*	110,000	7,546,000
		42,655,850
Railroad – 2.57%		
Burlington Northern Santa Fe Corporation	80,000	6,658,400
Norfolk Southern Corporation	165,000	8,322,600
		14,981,000
Retail – Specialty Stores – 2.08%		
Coldwater Creek Inc.*	675,000	4,525,875
Tiffany & Co.	165,000	7,594,950
		12,120,825
Security and Commodity Brokers – 8.19%		
Bear Stearns Companies Inc. (The)	60,000	5,295,000
Goldman Sachs Group, Inc. (The)	45,000	9,677,250
Merrill Lynch & Co., Inc.	120,000	6,441,600
MF Global Ltd.*	250,000	7,867,500
Morgan Stanley	135,000	7,169,850
NYMEX Holdings, Inc.	85,000	11,356,850
		47,808,050

See Notes to Schedule of Investments on page 12.

The Investments of Retirement Shares

COMMON STOCKS (Continued)	Shares	Value
Steel – 4.65%		
Allegheny Technologies Incorporated	105,000	$ 9,072,000
Companhia Vale do Rio Doce, ADR	300,000	9,801,000
Nucor Corporation	140,000	8,290,800
		27,163,800
Timesharing and Software – 3.01%		
eBay Inc.*	175,000	5,810,875
Google Inc., Class A*	17,000	11,754,055
		17,564,930
TOTAL COMMON STOCKS – 94.80%		**$553,255,446**
(Cost: $493,009,948)		

PREFERRED STOCKS – 1.29%

	Shares	Value
Mining		
Freeport-McMoRan Copper & Gold Inc.,		
6.75% Cumulative	50,000	$ 7,546,000
(Cost: $5,000,000)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	
Agency Obligation – 0.68%		
National Archives Facility Trust,		
8.5%, 9–1–19	$ 3,212	3,974,647
Mortgage-Backed Obligations – 0.18%		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
6.5%, 12–1–31	660	682,220
6.5%, 1–1–32	370	383,092
		1,065,312
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 0.86%		**$ 5,039,959**
(Cost: $4,148,758)		

SHORT-TERM SECURITIES – 2.44%

	Principal Amount in Thousands	
Utilities – Telephone		
AT&T Inc.,		
4.05%, 1–2–08	14,254	$ 14,252,397
(Cost: $14,252,397)		

See Notes to Schedule of Investments on page 12.

The Investments of Retirement Shares

December 31, 2007   *(Unaudited)*

TOTAL INVESTMENT SECURITIES – 99.39%	**$580,093,802**
(Cost: $516,411,103)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.61%	**3,569,207**
NET ASSETS – 100.00%	**$583,663,009**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

RETIREMENT SHARES
December 31, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $516,411) (Notes 1 and 3)	$580,094
Receivables:	
Investment securities sold	7,004
Dividends and interest	532
Fund shares sold	388
Cash	1
Prepaid and other assets	36
Total assets	588,055

LIABILITIES

Payable for investment securities purchased	2,330
Payable to Fund shareholders	1,734
Accrued service fee (Note 2)	117
Accrued shareholder servicing (Note 2)	99
Accrued accounting services fee (Note 2)	14
Accrued management fee (Note 2)	10
Accrued distribution fee (Note 2)	2
Other	86
Total liabilities	4,392
Total net assets	$583,663

NET ASSETS

$0.01 par value capital stock:		
Capital stock	$	608
Additional paid-in capital		655,333
Accumulated undistributed income (loss):		
Accumulated undistributed net investment income		144
Accumulated undistributed net realized loss on		
investment transactions		(136,105)
Net unrealized appreciation in value of investments		63,683
Net assets applicable to outstanding units of capital		$583,663

Net asset value per share (net assets divided by shares outstanding):	
Class A	$9.61
Class B	$9.16
Class C	$9.11
Class Y	$9.66
Capital shares outstanding:	
Class A	57,980
Class B	1,641
Class C	572
Class Y	617
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $14)	$ 2,425
Interest and amortization	1,370
Total income	3,795
Expenses (Note 2):	
Investment management fee	2,089
Service fee:	
Class A	696
Class B	24
Class C	7
Shareholder servicing:	
Class A	550
Class B	40
Class C	9
Class Y	5
Distribution fee:	
Class A	9
Class B	71
Class C	21
Accounting services fee	82
Custodian fees	15
Audit fees	14
Legal fees	6
Other	128
Total	3,766
Less waiver of investment management fee (Note 2 and 8)	(149)
Total expenses	3,617
Net investment income	178

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	23,724
Realized net loss on futures contracts	(1,720)
Realized net gain on written options	185
Realized net gain on foreign currency transactions	—*
Realized net gain on investments	22,189
Unrealized depreciation in value of investments during the period	(8,695)
Net gain on investments	13,494
Net increase in net assets resulting from operations	$13,672

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

RETIREMENT SHARES
(In Thousands)   *(Unaudited)*

	For the six months ended December 31, 2007	For the fiscal year ended June 30, 2007
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 178	$ 3,370
Realized net gain on investments	22,189	61,791
Unrealized appreciation (depreciation)	(8,695)	39,882
Net increase in net assets resulting from operations.	13,672	105,043
Distributions to shareholders from (Note 1E):[(1)]		
Net investment income:		
Class A	(701)	(3,573)
Class B	(—)	(8)
Class C	(—)	(4)
Class Y	(16)	(61)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(717)	(3,646)
Capital share transactions (Note 5)	(28,939)	(109,771)
Total decrease	(15,984)	(8,374)
NET ASSETS		
Beginning of period.	599,647	608,021
End of period.	$583,663	$599,647
Undistributed net investment income	$ 144	$ 683

(1)See "Financial Highlights" on pages 16 - 19.

Financial Highlights

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-07	For the fiscal year ended June 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$9.40	$7.90	$7.03	$6.46	$5.77	$5.48
Income from investment operations:						
Net investment income .	0.00	0.06	0.04	0.00	0.01	0.03
Net realized and unrealized gain on investments	0.22	1.49	0.85	0.57	0.69	0.30
Total from investment operations	0.22	1.55	0.89	0.57	0.70	0.33
Less distributions from:						
Net investment income	(0.01)	(0.05)	(0.02)	(0.00)	(0.01)	(0.04)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.01)	(0.05)	(0.02)	(0.00)	(0.01)	(0.04)
Net asset value, end of period	$9.61	$9.40	$7.90	$7.03	$6.46	$5.77
Total return[1]	2.26%	19.88%	12.70%	8.82%	12.12%	6.11%
Net assets, end of period (in millions)	$558	$568	$572	$578	$659	$637
Ratio of expenses to average net assets including expense waiver	1.17%[2]	1.21%	1.24%	1.27%	1.25%	1.28%
Ratio of net investment income to average net assets including expense waiver	0.10%[2]	0.62%	0.46%	0.03%	0.14%	0.55%
Ratio of expenses to average net assets excluding expense waiver	1.22%[2]	1.25%	1.24%[3]	1.27%[3]	1.25%[3]	1.28%[3]
Ratio of net investment income to average net assets excluding expense waiver	0.05%[2]	0.58%	0.46%[3]	0.03%[3]	0.14%[3]	0.55%[3]
Portfolio turnover rate	104%	184%	211%	202%	273%	219%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

RETIREMENT SHARES
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-07	For the fiscal year ended June 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$8.99	$7.58	$6.80	$6.31	$5.70	$5.42
Income (loss) from investment operations:						
Net investment loss. . . .	(0.21)	(0.16)	(0.08)	(0.10)	(0.06)	(0.04)
Net realized and unrealized gain on investments.	0.38	1.57	0.86	0.59	0.67	0.32
Total from investment operations	0.17	1.41	0.78	0.49	0.61	0.28
Less distributions from:						
Net investment income	(0.00)	(0.00)*	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)*	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$9.16	$8.99	$7.58	$6.80	$6.31	$5.70
Total return	1.89%	18.65%	11.47%	7.77%	10.70%	5.17%
Net assets, end of period (in millions)	$15	$20	$23	$24	$26	$23
Ratio of expenses to average net assets including expense waiver	2.16%[1]	2.22%	2.25%	2.33%	2.33%	2.43%
Ratio of net investment loss to average net assets including expense waiver	−0.89%[1]	−0.40%	−0.55%	−1.03%	−0.94%	−0.60%
Ratio of expenses to average net assets excluding expense waiver	2.21%[1]	2.26%	2.25%[2]	2.33%[2]	2.33%[2]	2.43%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−0.94%[1]	−0.44%	−0.55%[2]	−1.03%[2]	−0.94%[2]	−0.60%[2]
Portfolio turnover rate	104%	184%	211%	202%	273%	219%

*Not shown due to rounding.
(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

RETIREMENT SHARES
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-07	For the fiscal year ended June 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$9.03	$7.60	$6.81	$6.32	$5.70	$5.42
Income (loss) from investment operations:						
Net investment loss. . . .	(0.09)	(0.09)	(0.05)	(0.09)	(0.03)	(0.04)
Net realized and unrealized gain on investments	0.17	1.53	0.84	0.58	0.65	0.32
Total from investment operations	0.08	1.44	0.79	0.49	0.62	0.28
Less distributions from:						
Net investment income	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$9.11	$9.03	$7.60	$6.81	$6.32	$5.70
Total return	1.88%	18.90%	11.60%	7.75%	10.88%	5.17%
Net assets, end of period (in millions)	$5	$6	$6	$6	$7	$5
Ratio of expenses to average net assets including expense waiver	2.07%[1]	2.11%	2.16%	2.23%	2.23%	2.36%
Ratio of net investment loss to average net assets including expense waiver	−0.79%[1]	−0.29%	−0.46%	−0.93%	−0.85%	−0.53%
Ratio of expenses to average net assets excluding expense waiver	2.12%[1]	2.15%	2.16%[2]	2.23%[2]	2.23%[2]	2.36%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−0.84%[1]	−0.33%	−0.46%[2]	−0.93%[2]	−0.85%[2]	−0.53%[2]
Portfolio turnover rate	104%	184%	211%	202%	273%	219%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

RETIREMENT SHARES
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-07	For the fiscal year ended June 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$9.45	$7.94	$7.07	$6.47	$5.78	$5.48
Income from investment operations:						
Net investment income	0.02	0.09	0.06	0.02	0.03	0.06
Net realized and unrealized gain on investments.	0.21	1.50	0.86	0.58	0.68	0.30
Total from investment operations	0.23	1.59	0.92	0.60	0.71	0.36
Less distributions from:						
Net investment income	(0.02)	(0.08)	(0.05)	(0.00)	(0.02)	(0.06)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.02)	(0.08)	(0.05)	(0.00)	(0.02)	(0.06)
Net asset value, end of period	$9.66	$9.45	$7.94	$7.07	$6.47	$5.78
Total return	2.50%	20.17%	12.98%	9.27%	12.31%	6.68%
Net assets, end of period (in millions)	$6	$6	$7	$6	$2	$1
Ratio of expenses to average net assets including expense waiver	0.88%[1]	0.89%	0.91%	0.92%	0.93%	0.93%
Ratio of net investment income to average net assets including expense waiver	0.39%[1]	0.93%	0.80%	0.38%	0.48%	0.92%
Ratio of expenses to average net assets excluding expense waiver	0.93%[1]	0.93%	0.91%[2]	0.92%[2]	0.93%[2]	0.93%[2]
Ratio of net investment income to average net assets excluding expense waiver	0.34%[1]	0.89%	0.80%[2]	0.38%[2]	0.48%[2]	0.92%[2]
Portfolio turnover rate	104%	184%	211%	202%	273%	219%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Retirement Shares, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide the highest long-term total investment return that is, in the opinion of Waddell & Reed Investment Management Company (WRIMCO), consistent with reasonable safety of capital. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

F. New Accounting Pronouncements – During the year ending June 30, 2008, the Fund adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48) with the impact of such adoption being recognized on December 31, 2007 in accordance with guidance provided by the Securities and Exchange Commission. The adoption of FIN 48 did not have a material effect on the net asset value, financial condition or results of operations of the Fund as there was no liability required for the recognition of unrecognized tax benefits during the year, nor were there any such liabilities to be recorded to the beginning net asset value of the Fund. The Fund is subject to examination by U.S. federal, state and foreign tax authorities for returns filed for years after 2003.

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will adopt SFAS No. 157 during 2008 and its potential impact, if any, on the Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 8), the fee is as follows: 0.65% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion. During the six-month period ended December 31, 2007, the amount waived (in thousands) was $149.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level **(in millions)**	**Annual Fee Rate** **for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $100 to $ 200	$ 48,400
From $200 to $ 350	$ 63,200
From $350 to $ 550	$ 82,500
From $550 to $ 750	$ 96,300
From $750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5792 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $223,865. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the six-month period ended December 31, 2007, W&R received $0, $3,303 and $443 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $140,004 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of

that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the six-month period ended December 31, 2007, the Fund paid Directors' regular compensation of $22,856, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $560,839,423, while proceeds from maturities and sales aggregated $543,012,683. Purchases of short-term securities and U.S. government obligations aggregated $1,549,213,674 and $20,024,414, respectively. Proceeds from maturities and sales of short-term securities and U.S. government obligations aggregated $1,542,865,687 and $74,427,003, respectively.

For Federal income tax purposes, cost of investments owned at December 31, 2007 was $516,634,818, resulting in net unrealized appreciation of $63,458,984, of which $93,885,819 related to appreciated securities and $30,426,835 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2007 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$3,292,829
Distributed ordinary income	3,645,692
Undistributed ordinary income*	660,115
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Net capital losses	—
Post-October losses deferred	1,960

*This entire amount was distributed prior to December 31, 2007.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

June 30, 2011	$158,416,498

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject

to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended December 31, 2007	For the fiscal year ended June 30, 2007
Shares issued from sale of shares:		
Class A	3,179	4,124
Class B	43	85
Class C	33	47
Class Y	3	11
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	74	424
Class B	—	1
Class C	—	1
Class Y	2	7
Shares redeemed:		
Class A	(5,648)	(16,649)
Class B	(598)	(912)
Class C	(125)	(212)
Class Y	(31)	(201)
Decrease in outstanding capital shares.	(3,068)	(13,274)
Value issued from sale of shares:		
Class A	$ 30,216	$ 34,744
Class B	394	678
Class C	295	385
Class Y	27	95
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	695	3,539
Class B	—	8
Class C	—	4
Class Y	16	61
Value redeemed:		
Class A	(53,686)	(138,640)
Class B	(5,482)	(7,253)
Class C	(1,124)	(1,691)
Class Y	(290)	(1,701)
Decrease in outstanding capital	$(28,939)	$(109,771)

NOTE 6 – Futures

The Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contract, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments.

NOTE 7 – Options

Options purchased by the Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. When a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

Transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2007	—	$ —
Options written	814	506,571
Options terminated in closing purchase transactions	(814)	(506,571)
Options exercised	(—)	(—)
Options expired	(—)	(—)
Outstanding at December 31, 2007	—	$ —

NOTE 8 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain

an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Renewal of Investment Management Agreement for Waddell & Reed Advisors Retirement Shares, Inc.

At its meeting on August 13, 14 and 15, 2007, the Fund's Board of Directors, including all of the Disinterested Directors, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement. In addition, the Disinterested Directors engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement. Thereafter, independent legal counsel sent to WRIMCO a supplemental request for certain additional information, and WRIMCO provided additional information in response to this request (the "Supplemental Response"). The Directors also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to the Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Directors received a written evaluation from the independent fee consultant, a summary of which is included in this Semiannual Report. At their meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure, and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective and similar investment policies and strategies as the Fund ("Similar Funds"). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective and similar investment policies and strategies as the Fund ("Other Accounts").

The Directors considered that the Fund's total return performance was lower than the Performance Universe median for the one-, five-, seven-, and ten-year periods and lower than the Lipper index for the one-, five-, and seven-year periods.

The Directors considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis and that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were higher than the Peer Group median. The Directors also considered the information in WRIMCO's Supplemental Response explaining that the Fund's higher average-account-size-weighted non-management fee expenses were primarily attributable to its relatively higher transfer agency expenses on a per-account basis. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the asset-weighted average for its Peer Group.

The Directors also considered that there were no Similar Funds managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Directors recognized that differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions that became effective October 1, 2006, for the Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data. In addition, the Directors considered the soft dollar arrangements with respect to the Fund's portfolio transactions.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

■ the performance of the Fund compared with the average performance of its Performance Universe and with relevant indices;

■ the Fund's investment management fees and total expenses compared with the management fees and total expenses of the Peer Group;

■ the existence or appropriateness of breakpoints in the Fund's management fees;

■ the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;

■ the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and

■ the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

The Disinterested Directors of the Fund have appointed an independent fee consultant. Below is a summary of the written fee evaluation of such consultant for the most recent year.

Overview

Waddell & Reed, Inc. (W&R), Waddell & Reed Investment Management Company (WRIMCO) and Waddell & Reed Services Company (WRSCO) (collectively, Waddell) agreed on July 19, 2006 to the New York Attorney General Assurance of Discontinuance (AOD). Among other things, the AOD stipulates that WRIMCO may manage or advise a mutual fund for Waddell & Reed Advisors Funds (Advisors Funds), W&R Target Funds, Inc. (Target Funds), or Waddell & Reed InvestEd Portfolios, Inc. (InvestEd Portfolios) (collectively, Funds) only if the Disinterested Directors of the Fund's Board appoint a Senior Officer or an Independent Fee Consultant (IFC), who is to manage the process by which proposed management fees are negotiated. The AOD further stipulates that the Senior Officer or IFC is to prepare a written annual evaluation for use by the Funds' Boards of Directors in evaluating the reasonableness of the proposed management fees for the Funds.

On August 22, 2006, the Disinterested Directors retained me as IFC for the Funds. In this capacity, I have prepared the first annual written evaluation of the proposed management fees for the Funds.

Role of the IFC

The AOD charges the IFC with managing the process by which the proposed management fees (including, but not limited to, advisory fees) to be charged to the Funds are negotiated in a manner which is at an arm's length and reasonable and consistent with the AOD. In this role, the IFC does not replace the Directors in negotiating management fees with WRIMCO and the IFC does not substitute his or her judgment for that of the Directors about the reasonableness of the proposed fees. As the AOD states, "Waddell may manage or advise a Fund after October 1, 2006 only if the reasonableness of the proposed management fees is determined by the Board of Directors of the Funds using an annual independent written evaluation prepared by or under the direction of a Senior Officer or the Independent Fee Consultant…".

In addition, the AOD requires that the IFC keep the Funds' Boards of Directors fully and promptly informed of the fee evaluation process and that Waddell cooperate fully with the IFC and provide any information requested by the IFC that relates to the IFC's fee evaluation.

Factors Involved in the IFC's Written Evaluation

The AOD stipulates that the IFC's written evaluation must address at least six factors:

1. The nature and quality of Waddell's services, including Fund performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Management fees (including any components thereof) charged to institutional and other clients of Waddell for like services

4. Possible economies of scale as the Fund(s) grow larger

5. Costs to Waddell and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

6. Profit margins of Waddell and its affiliates from supplying such services

My comments are included in the following paragraphs, organized into three topics: the process, the materials, and the findings of my evaluation of the proposed management fees and the contract renewal process.

Process

The contract renewal process is defined to include the principal sequential steps by which the Disinterested Directors go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective Investment Management Agreements with WRIMCO. The 2007 contract renewal process from my perspective began with my retention and is anticipated to conclude at the Board meeting on August 14/15, 2007. As IFC, I participated throughout the contract renewal process.

The Board previously created the Special Compliance & Governance Committee (Compliance Committee) which is charged with responsibility for the preparatory work associated with the contract renewal process.

A calendar of due dates was prepared and agreed to by the Compliance Committee in order to ensure that the Disinterested Directors and Board receive all the necessary information for their contract renewal process in plenty of time to carefully deliberate and to ask for any follow-up information as needed.

The Disinterested Directors instructed independent legal counsel to the Disinterested Directors, Kirkpatrick & Lockhart Preston Gates Ellis LLP (K&L Gates), to prepare a letter requesting the necessary information from WRIMCO needed for the contract renewal process. This information was promptly and cooperatively provided by WRIMCO. The Lipper Company (Lipper), a division of Reuters, was asked to provide independently compiled comparative information about the Funds.

Lipper selected the peer group funds and sought input from the investment professionals at WRIMCO to ensure that Lipper understood the investment and distribution intricacies of the Funds.

The Compliance Committee met on July 12, 2007, with me and K&L Gates to discuss the information provided by WRIMCO and Lipper and to determine whether to request any additional information from WRIMCO prior to the August Disinterested Directors and Board meetings. At the Compliance Committee's direction, K&L Gates sent a supplemental request to WRIMCO for certain additional information which WRIMCO promptly and cooperatively provided prior to the August meetings.

As part of my responsibilities as IFC, I was requested to attend the Disinterested Directors' meetings of August 13-15, 2007, to present my evaluation of the proposed management fees for the Funds and to discuss with the Disinterested Directors my findings. On August 13, I met separately with the Disinterested Directors and K&L Gates to address these matters in preparation for the Board Meetings on August 14/15, 2007.

Materials

Materials refer to the informational materials which were prepared by all the parties involved in the contract renewal process in response to the data requested by the Disinterested Directors through the Compliance Committee and K&L Gates. As IFC, I reviewed all the data produced and found it to be responsive to the data requested by the Disinterested Directors. I also reviewed certain other materials that I considered relevant.

I used these materials to analyze trends and comparative information about the six factors discussed above. My review follows. I would note that, apart from these materials, the Disinterested Directors also received information throughout the year, some of which I reviewed, that may also be relevant to the contract renewal process.

(1) Nature and Quality of Service

Under the AOD, I am obliged to comment on the investment performance of the Funds. The data for these comparisons are drawn from the Lipper materials discussed above. Performance information is based on April 30, 2007 data.

My experience is that fund directors should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes such as portfolio evaluation). For this summary I have concentrated on 3-year performance in comparison to the "performance universe", rather than on the more limited "performance group" because fund investors are more typically concerned with the objective and style of management than the size of the fund.

Generally speaking, the Funds reflect strong and improving performance in the 3- and 5-year periods. 5-year performance has 47% of the Funds in the first two quintiles of their performance universe and 11% in the 5th quintile. The 3-year figures upgrade to 53% of the Funds in the first two quintiles and only 8% in the 5th quintile.

The short-term 1-year period depicts a decline in the performance of a number of Funds, with only 33% of Funds falling in the first two quintiles, and 19% in the 5th quintile. The performance gap is more evident when comparing the 82% of Funds that are in the first three quintiles of performance for the 3-year period versus only 44% for the 1-year period.

In their supplemental request, the Disinterested Directors asked WRIMCO for an explanation for the decline in the 1-year performance of these Funds compared to their 3- and 5-year performance. In response to this request, WRIMCO advised that in general, short-term performance had improved through June 30, 2007. Additional performance updates to July 19 were provided by WRIMCO in response to the supplemental request from K&L Gates and still more updates to July 31 were provided at the August 13, 2007 meeting of the Disinterested Directors.

WRSCO maintains internal statistics to track service quality, which showed a decline in the quality of customer service provided to the Funds' shareholders. The Disinterested Directors were informed about corrective actions to be taken in February 2007 and the quality has improved slightly through June 30, 2007.

(2) Management Fees and Total Expense Comparison for Comparable Mutual Funds

Information for this metric is drawn from the Lipper analysis and is compared with a peer group for each Fund. Overall, more Funds have improved their comparative ranking of actual management fees in 2007 than declined. However, the majority of Funds have management fees above the median of their peer groups. In general the cause of the higher total expenses than the peer group are caused by non-management fees which are discussed under the findings paragraphs below.

(3) Management Fees for Alternate Products

WRIMCO manages money for many different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals. Collectively, these services are advertised as "separate accounts." Several of these separate accounts are managed with the same investment objective and in the same style as some of the Advisors, Target and InvestEd Funds.

In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by the mutual fund manager and the separate account manager. As IFC, I find these differences in fees reasonable.

(4) Costs to Waddell and its Affiliates of Supplying Services

An important component of the profit margin and economies of scale discussion which follows is to ensure that the cost allocation procedures which exist are reasonable and consistent from year to year. WRIMCO uses multiple methodologies for allocation including assets, revenue, time, and square footage. The bases of allocation have remained consistent over the past several years. As IFC, I know of no better way to perform these allocations and find WRIMCO's allocation methodologies reasonable.

(5) Profit Margins from Supplying Management Services

In general, under the Gartenberg ruling, independent directors of mutual funds are required to assess that the profitability of the advisory contracts to the advisor is not excessive. In addition, Lipper has provided a benchmark against which to evaluate the before-marketing, before-tax profitability of WRIMCO. This analysis places WRIMCO collectively at the bottom of Lipper peers. As a result, I do not find the margins to be excessive.

(6) Possible Economies of Scale

Economies of scale occur when assets grow and a fund's fixed costs are spread over a larger asset base. Typically, fund managers share economies of scale by implementing break points, or scale-downs, in the structure of the management fee. As a general rule, fund directors establish break points prospectively at an asset level beyond the current asset level so that shareholders benefit from future asset growth. Lipper provided the Disinterested Directors with a comprehensive listing of break points in the Waddell Funds and compared the effective fee at a uniform asset level.

Findings

After reviewing the materials (discussed above) which WRIMCO and Lipper have produced, I have summarized my findings for the purpose of discussion at the August 14/15, 2007 Disinterested Directors and Board meetings. These include four specific areas: Fund performance, non-management expenses, economies of scale, and total expenses.

Fund Performance

While I found that the Funds have generally acceptable performance, certain Funds have either continuing or recent challenges. In my view, long-term performance issues should draw more attention as they reflect investment capabilities rather than short-term swings in the market. WRIMCO has addressed each of these Funds in its response to K&L Gates' initial letter. The Disinterested Directors may choose to monitor the Funds on the long-term performance list by a variety of possible approaches.

Because the list of Funds with 1-year performance declines includes Funds whose 3-year and 5-year performance periods reflect superior performance, the shift should be noted by the Disinterested Directors. WRIMCO has provided the Disinterested Directors with an explanation of reasons for 1-year performance decline from the 3-year and 5-year trends together with a performance update for consideration at their August 14/15, 2007 meetings.

Non-Management Expenses

Waddell's business model leads to higher non-management expenses across the Funds in general. This business model targets the small to mid-level investor population, an approach that has resulted in many relatively small shareholdings. In their supplemental request to WRIMCO, the Disinterested Directors requested additional information about the possibility of charging an annual account fee on small shareholdings. WRIMCO has provided this information for consideration by the Disinterested Directors at their August 14/15, 2007 meetings.

Economies of Scale

In order to allow the shareholders to share in the economies of scale realized by the Funds, there are break points to the management fees for all Funds other than money market funds. The current break points of the Funds appear adequate in providing economies of scale with the possible exception of the Advisors Core Investment Fund, which is the largest in the complex.

In their supplemental request to WRIMCO, the Disinterested Directors asked for an analysis of an additional break point at the $5 billion average asset level for this Fund. WRIMCO has provided this information and offered to institute an additional break point of 2.5 basis points at $5.0 billion in assets. The Board will consider this offer at the August 14/15, 2007 meetings.

Total Expenses

If a Fund consistently demonstrates poor performance, higher than average expenses, or a combination of both, it may be appropriate for the Disinterested Directors to consider taking affirmative action. Possible actions include requesting more frequent reports, WRIMCO's providing more research support, WRIMCO's providing more portfolio management capability, seeking an outside sub-advisor, or requesting a voluntary fee waiver to reduce total expenses and/or improve performance.

In their supplemental request, the Disinterested Directors asked WRIMCO to analyze the potential impact of a voluntary waiver on two such Funds, the Advisor High Income Fund and the Target Small Cap Value Fund. WRIMCO provided this information in its supplemental response for consideration by the Boards at their August 14/15, 2007 meetings.

* * *

In conclusion, as IFC, I have monitored the process, reviewed the materials, and find that:

- The contract renewal process conducted under the supervision of the Disinterested Directors has been careful, deliberate, and conscientious.
- The materials used during the contract renewal process were prepared by WRIMCO or Lipper. As IFC, I have reviewed the material used in this report. I have monitored the process under which Lipper selected the peers and produced its report. The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Directors and the full Boards.
- The discussion which took place leading up to and at the Disinterested Directors and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

Respectfully submitted,



C. Meyrick Payne,
Independent Fee Consultant

August 13, 2007

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

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Domestic Equity Funds

    Waddell & Reed Advisors Accumulative Fund

    Waddell & Reed Advisors Core Investment Fund

    Waddell & Reed Advisors Dividend Income Fund

    Waddell & Reed Advisors New Concepts Fund

    Waddell & Reed Advisors Small Cap Fund

    Waddell & Reed Advisors Tax-Managed Equity Fund

    Waddell & Reed Advisors Value Fund

    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

    Waddell & Reed Advisors Bond Fund

    Waddell & Reed Advisors Government Securities Fund

    Waddell & Reed Advisors High Income Fund

    Waddell & Reed Advisors Municipal Bond Fund

    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

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Specialty Funds

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WADDELL
&REED
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Waddell & Reed, Inc.

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